July 10, 2007


Vincent J. Di Stefano
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

                  RE: CORNERSTONE PROGRESSIVE RETURN FUND (THE "FUND") SEC FILE NUMBERS: 333-142920; 811-22066

Dear Mr. Di Stefano:

         On behalf of the Fund, this letter is partial response to the comment letter of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated June 15, 2007 (the "Comment Letter"), regarding the Fund's initial registration statement on Form N-2 to register common shares of beneficial interest of the Fund filed on May 14, 2007 (the "Registration Statement). The Fund's counsel, Blank Rome LLP, is delivering a letter coinciding with this letter, which responds to the Comment Letter as it pertains to Pre-Effective Amendment No. 1 to the Registration Statement.

         The Fund hereby acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Fund further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Moreover, the Fund will not assert the affirmative action by the Commission to declare the Fund's registration statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      Very truly yours,

                                      /s/ RALPH W. BRADSHAW
                                      ------------------------------
                                      Ralph W. Bradshaw
                                      Cornerstone Progressive Return Fund
                                      President and Principal Executive Officer